Red Capital Markets, LLC's Compliance Report

Red Capital Markets, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended March 31, 2016.
2) The Company's Internal Control Over Compliance was effective as of March 31, 2016.
3) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and § 240.15c3-3(e) as of March 31, 2016; and
4) The information used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and § 240.15c3-3(e) was derived from the Company's books and records.

Red Capital Markets, LLC

I, Mary Smith, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

Mary Smith
Interim CFO/Managing Director